UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of January, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

      Suite 1010, 5255 Yonge Street, Toronto, Ontario, Canada  M2N 6P4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         	No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -	.]

ITEM 5:  OTHER EVENTS

On January 3, 2002, Commercial Consolidators Corp. announced that it has engaged Seaboard Securities Inc. ("Seaboard") of Islandia
New York to act as a non-exclusive financial advisor to the Company.

On January 21, 2002, Commercial Consolidators Corp. announced that it has entered into an agreement to acquire a 100% interest in American Way Importing Corp., operating as American Way Cellular ("American Way"), a Los Angeles based wireless company.

On January 29, 2002, Commercial Consolidators Corp. announced its revenues and results of operations for the quarter and nine months ended November 30, 2001.

Copies of the News Releases and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


COMMERCIAL CONSOLIDATORS CORP.
     /s/ Gregory Burnett
Gregory Burnett, Secretary
Date:   January 30, 2002




Exhibit 1
News Release
January 3, 2002


TORONTO - January 3, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:
AMEX & CCZ: CDNX), a diversified international distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central), is pleased to announce that it has engaged Seaboard Securities Inc. ("Seaboard") of Islandia New York to act as a non-exclusive financial advisor to the Company. Under the terms of its engagement Seaboard will advise Commercial Consolidators on mergers, acquisitions and other corporate transactions ("Transactions") and will assist the Company in identifying investment opportunities.

As consideration for its services, Seaboard will receive a fee equal to 5% of the first US $5,000,000 of value of any Transaction and 3% of any value in excess of that amount. The Company has also agreed, subject to regulatory approval, to grant a warrant to Seaboard entitling it to acquire 500,000 shares of the Company. The warrant will have a term of 2 years and will be exercisable at US $3.50 as to 150,000 shares, US $4.50 as to a further 150,000 shares and US $5.50 as to the remaining 200,000 shares.

"We are pleased by our new relationship with Seaboard," states Commercial Consolidators Corp.'s Chief Executive Officer, Mr. Guy Jarvis. "We believe that this engagement will provide Commercial Consolidators with a number of exciting business opportunities in the months ahead."

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-
800-968-1727; or visit the Company's website at www.commercialconsolidator.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Guy Jarvis
___________________________________
GUY JARVIS, Chief Executive Officer
Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein


Exhibit 2
News Release
January 21, 2002


TORONTO - January 21, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:
AMEX & CCZ: CDNX), a diversified international distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central), is pleased to announce that it has entered into an agreement to acquire a 100% interest in American Way Importing Corp., operating as American Way Cellular ("American Way"), a Los Angeles based wireless company.

Founded in 1983, American Way is a highly profitable and growing wholesale distributor of cellular phones and accessories. In addition to its distribution operations, American Way is an activation agent for all major network carriers in the Western United States. For their fiscal year ended December 31, 2001, American Way recorded revenues of approximately US$20 million and pre-tax income of approximately US$1.6 million.

Commercial Consolidators Corp. (the "Company") has agreed to acquire American Way for a total consideration of approximately US$11 million. The purchase price is to be paid in common shares of the Company at an agreed price of US$2.55 per share. At closing the Company will issue 392,157 common shares from treasury representing US$1,000,000 of the purchase price. US$4,000,000 is payable to the stockholders of American Way by way of common shares of Commercial Consolidators, subject to American Way reporting audited net pre-tax income of a minimum US$3,300,000 in either of fiscal 2002 or fiscal 2003. The balance of the purchase price shall be paid by way of guaranteeing an operating line/acquisition credit facility in the amount of approximately US$6,000,000. Closing is subject to: 1) the preparation of audited financial statements wherein American Way is to report net pre-tax income of not less than US$1.6 million for the fiscal year ended December 31, 2001; 2) minimum Shareholder's Equity of US$1,500,000 as at December 31, 2001; and
3) renegotiation of the existing American Way operating line/acquisition credit facility on terms and conditions satisfactory to the Company.

Commercial Consolidators has also agreed to enter into a three-year employment contract with Mr. Steve Javidzad, President of American Way.

"We are extremely pleased with our most recent acquisition," states Commercial Consolidators' Chief Executive Officer Mr. Guy Jarvis. "The acquisition of American Way provides Commercial Consolidators with an exciting market opportunity. It compliments our existing Wireless Products Division's products offering and expands our presence into the rapidly growing Western U.S. marketplace".

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-
800-968-1727; or visit the Company's website at www.commercialconsolidator.com

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Guy Jarvis
___________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange has neither approved nor disapproved the information contained herein



Exhibit 3
News Release
January 29, 2002

TORONTO - January 29, 2002 - COMMERCIAL CONSOLIDATORS CORP. (AMEX: ZCC) (CDNX: CCZ), a diversified international distributor of business technologies and consumer electronics to North, South and Central America announced here today its revenues and results of operations for the quarter and nine months ended November 30, 2001.

Sales revenue increased 26% to $33.2 million for the three months ended November 30, 2001 from$26.4 million for the three months
ended November 30, 2000.   Net income for the three months ended
November 30, 2001 increased 274% to $2.02 million, or $0.11 per share, from $0.54 million, or $0.04 per share, for the same period last year.

The Company's financial results for the three months ended
November 30 and nine months ended November 30 are summarized in the following tables:

(in $ thousands)       Nine months ended    Three months ended
                          November 30           November 30
                           2001     2000      2001      2000

Sales                    $98,532  $70,486   $33,217   $26,413
Cost of sales             78,099   56,036    26,181    21,503
Gross profit              20,433   14,450     7,036     4,910
Gross margin               20.7%    20.5%     21.2%     18.6%
Expenses                  13,977   11,652     4,500     4,057
Income before foreign
exchange, income tax
and amortization           6,456   2,798     2,536       853
Income margin              6.6%     4.0%      7.6%       3.2%
Net income               $5,266   $1,759    $2,016      $544
Net earnings per
share (basic)             $0.30    $0.11     $0.11      $0.04
Net earnings per
share (fully-diluted      $0.25    $0.10     $0.10      $0.04

Despite challenging economic times and the tragic events of September 11, the Company achieved record profitability during the three months ended November 30, 2001.

The Company's common shares commenced trading on the American Stock Exchange in December 2001. As a result, during its third quarter ended November 30, 2001, the Company determined to change its accounting practice for start-up costs. Consequently, the results for the nine months ended November 30, 2000 have been re-stated retroactively in accordance with Canadian Generally Accepted Accounting Principles (GAAP). This re-statement will remove a difference between U.S. and Canadian GAAP. Comparative results for the nine months ended November 30, 2000 reflect the re-statement.

For the nine month period ended November 30, 2001, sales revenue increased 26% to $98.5 million, up from $70.5 million for the nine months ended November 30, 2000. Net income for the nine months increased 199% to $5.27 million, or $0.30 per share, from $1.76 million, or $0.11 per share, for the same period last year.

The increase in sales for the nine months ended November 30, 2001 was driven by the nine-month contribution from the acquired operations of its computer products division, which was acquired as of December 1, 2000 and consequently did not contribute to the nine-month results last year.

The Company's commitment to cost management resulted in a reduction in operating expenses (sales & marketing, general & administrative and interest charges) as a percentage of sales from 16.2 for the three months ended November 30, 2000 to 13.5% for the three months ended November 30, 2001. Overall the Company's operating expenses (sales & marketing, general & administrative and interest charges) as a percentage of sales decreased from 16.5% for the nine months ended November 30, 2000 to 14.2% for the nine months ended November 30, 2001.

Profit margins remained strong throughout the first nine months of fiscal 2002 as the Company continues to realize the benefits of its diverse product lines in higher margin value-added products. Income before foreign exchange, income taxes and amortization increased 132% from $2.8 million for the nine months ended November 30, 2000 to $6.5 million for the nine months ended November 30, 2001.

"Our overall performance during the first nine months has been excellent, particularly given the current economic climate" states Commercial Consolidators Corp.'s Chief Executive Officer, Mr. Guy Jarvis. "We remain committed to growth as well as to stringent cost management and bottom-line profits."

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-
800-968-1727; or visit the Company's website at www.commercialconsolidator.com

ON BEHALF OF THE BOARD OF DIRECTORS

"Guy Jarvis"
___________________________________
GUY JARVIS, Chief Executive Officer

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The Canadian Venture Exchange Has Neither Approved Nor
Disapproved The Information Contained Herein



Exhibit 4
BC FORM 53-901F
January 3, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1    REPORTING ISSUER

          COMMERCIAL CONSOLIDATORS CORP.
          604 - 750 West Pender Street
          Vancouver, BC  V6C 2T7

ITEM 2    DATE OF MATERIAL CHANGE

          January 3, 2002

ITEM 3    PRESS RELEASE

          Issued January 3, 2002 at Vancouver, BC and distributed through the facilities of Stockwatch, George Cross, Stockhouse, Canadian Corporate News and Market News.

ITEM 4   SUMMARY OF MATERIAL CHANGE

     Commercial Consolidators Corp. announced that it has engaged Seaboard Securities Inc. ("Seaboard") of
Islandia New York to act as a non-exclusive financial advisor to the Company. Under the terms of its engagement Seaboard will advise Commercial
Consolidators on mergers, acquisitions and other corporate transactions ("Transactions") and will assist the Company in identifying investment opportunities.

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

          Commercial Consolidators Corp. announced that it has
engaged Seaboard Securities Inc. ("Seaboard") of
Islandia New York to act as a non-exclusive financial
advisor to the Company. Under the terms of its
engagement Seaboard will advise Commercial
Consolidators on mergers, acquisitions and other
corporate transactions ("Transactions") and will assist
the Company in identifying investment opportunities.
As consideration for its services, Seaboard will
receive a fee equal to 5% of the first US $5,000,000 of
value of any Transaction and 3% of any value in excess
of that amount. The Company has also agreed, subject to
regulatory approval, to grant a warrant to Seaboard
entitling it to acquire 500,000 shares of the Company.
The warrant will have a term of 2 years and will be
exercisable at US $3.50 as to 150,000 shares, US $4.50
as to a further 150,000 shares and US $5.50 as to the
remaining 200,000 shares.   "We are pleased by our new
relationship with Seaboard," states Commercial
Consolidators Corp.'s Chief Executive Officer, Mr. Guy
Jarvis. "We believe that this engagement will provide
Commercial Consolidators with a number of exciting business opportunities in the months ahead."


ITEM 6    RELIANCE ON SECTION 85(2) OF THE ACT

	This report is not being filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8    DIRECTOR/SENIOR OFFICER

          Contact:    Greg Burnett
          Telephone:  604-669-2615

ITEM 9   STATEMENT OF SENIOR OFFICER/DIRECTOR

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 3rd day of January 2002.

/s/ Greg Burnett

_______________________________
Greg Burnett
Director




Exhibit 5
BC FORM 53-901F
January 21, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1    REPORTING ISSUER

          COMMERCIAL CONSOLIDATORS CORP.
          604 - 750 West Pender Street
          Vancouver, BC  V6C 2T7

ITEM 2    DATE OF MATERIAL CHANGE

          January 21, 2002

ITEM 3    PRESS RELEASE

          Issued January 21, 2002 at Vancouver, BC and distributed through the facilities of Stockwatch, George Cross, Stockhouse, Canadian Corporate News and Market News.

ITEM 4   SUMMARY OF MATERIAL CHANGE

          Commercial Consolidators Corp. has entered into an agreement to acquire a 100% interest in American Way
Importing Corp., operating as American WayCellular
("American Way"), a Los Angeles based wireless company.


ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

          Commercial Consolidators Corp. (ZCC: AMEX & CCZ: CDNX),
a diversified international distributor of business
technologies (cellular phones and accessories, and
computer hardware and software) and consumer
electronics to the Americas (North, South and Central),
is pleased to announce that it has entered into an
agreement to acquire a 100% interest in American Way
Importing Corp., operating as American Way Cellular
("American Way"), a Los Angeles based wireless company.
Founded in 1983, American Way is a highly profitable
and growing wholesale distributor of cellular phones
and accessories. In addition to its distribution
operations, American Way is an activation agent for all
major network carriers in the Western United States.
For their fiscal year ended December 31, 2001, American
Way recorded revenues of approximately US$20 million
and pre-tax income of approximately US$1.6 million.
Commercial Consolidators Corp. (the "Company") has
agreed to acquire American Way for a total
consideration of approximately US$11 million.  The
purchase price is to be paid in common shares of the
Company at an agreed price of US$2.55 per share. At
closing the Company will issue 392,157 common shares
from treasury representing US$1,000,000 of the purchase
price. US$4,000,000 is payable to the stockholders of
American Way by way of common shares of Commercial
Consolidators, subject to American Way reporting
audited net pre-tax income of a minimum US$3,300,000 in
either of fiscal 2002 or fiscal 2003. The balance of
the purchase price shall be paid by way of guaranteeing
an operating line/acquisition credit facility in the
amount of approximately US$6,000,000.  Closing is
subject to: 1) the preparation of audited financial
statements wherein American Way is to report net pre-
tax income of not less than US$1.6 million for the
fiscal year ended December 31, 2001; 2) minimum
Shareholder's Equity of US$1,500,000 as at December 31,
2001; and 3) renegotiation of the existing American Way
operating line/acquisition credit facility on terms and
conditions satisfactory to the Company.   Commercial
Consolidators has also agreed to enter into a three-year employment contract with Mr. Steve Javidzad, President of American Way. "We are extremely pleased with our most recent acquisition," states Commercial
Consolidators' Chief Executive Officer Mr. Guy Jarvis.
"The acquisition of American Way provides Commercial
Consolidators with an exciting market opportunity. It compliments our existing Wireless Products Division's products offering and expands our presence into the rapidly growing Western U.S. marketplace".

ITEM 6    RELIANCE ON SECTION 85(2) OF THE ACT

          This report is not being filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8    DIRECTOR/SENIOR OFFICER

          Contact:    Greg Burnett
          Telephone:  604-669-2615

ITEM 9    STATEMENT OF SENIOR OFFICER/DIRECTOR

          The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 23rd day of January 2002.

/s/ Greg Burnett
_______________________________
Greg Burnett
Director



Exhibit 6
BC FORM 53-901F
January 29, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1    REPORTING ISSUER

          COMMERCIAL CONSOLIDATORS CORP.
          604 - 750 West Pender Street
          Vancouver, BC  V6C 2T7

ITEM 2    DATE OF MATERIAL CHANGE

          January 29, 2002

ITEM 3    PRESS RELEASE

          Issued January 29, 2002 at Vancouver, BC and distributed through the facilities of Stockwatch, George Cross, Stockhouse, Canadian Corporate News and Market News.

ITEM 4   SUMMARY OF MATERIAL CHANGE

         Commercial Consolidators Corp. sales revenue increased
26% to $33.2 million for the three months ended
November 30, 2001 from$26.4 million for the three
months ended November 30, 2000.   Net income for the
three months ended November 30, 2001 increased 274% to $2.02 million, or $0.11 per share, from $0.54 million, or $0.04 per share, for the same period last year


ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         See Schedule "A" Attached

ITEM 6    RELIANCE ON SECTION 85(2) OF THE ACT

          This report is not being filed on a confidential basis.

ITEM 7    OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8    DIRECTOR/SENIOR OFFICER

          Contact:    Greg Burnett
          Telephone:  604-669-2615

ITEM 9    STATEMENT OF SENIOR OFFICER/DIRECTOR

          The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 29th day of January 2002.

/s/ Greg Burnett
______________________________
Greg Burnett
Director


SCHEDULE "A"


TORONTO - January 29, 2002 - COMMERCIAL CONSOLIDATORS CORP. (AMEX: ZCC) (CDNX: CCZ), a diversified international distributor of business technologies and consumer electronics to North, South and Central America announced here today its revenues and results of operations for the quarter and nine months ended November 30, 2001.

Sales revenue increased 26% to $33.2 million for the three months ended November 30, 2001 from$26.4 million for the three months
ended November 30, 2000.   Net income for the three months ended
November 30, 2001 increased 274% to $2.02 million, or $0.11 per share, from $0.54 million, or $0.04 per share, for the same period last year.

The Company's financial results for the three months ended
November 30 and nine months ended November 30 are summarized in the following tables:


(in $ thousands)       Nine months ended    Three months ended
                          November 30           November 30
                           2001     2000      2001      2000

Sales                    $98,532   $70,486   $33,217  $26,413
Cost of sales             78,099   56,036    26,181    21,503
Gross profit              20,433   14,450     7,036     4,910
Gross margin               20.7%    20.5%     21.2%     18.6%
Expenses                  13,977   11,652     4,500     4,057
Income before foreign
exchange, income tax
and amortization          6,456    2,798     2,536        853
Income margin              6.6%     4.0%      7.6%       3.2%
Net income               $5,266   $1,759    $2,016       $544
Net earnings per
share (basic)             $0.30    $0.11     $0.11      $0.04
Net earnings per
share (fully-diluted      $0.25    $0.10     $0.10      $0.04


Despite challenging economic times and the tragic events of September 11, the Company achieved record profitability during the three months ended November 30, 2001.

The Company's common shares commenced trading on the American Stock Exchange in December 2001. As a result, during its third quarter ended November 30, 2001, the Company determined to change its accounting practice for start-up costs. Consequently, the results for the nine months ended November 30, 2000 have been re-stated retroactively in accordance with Canadian Generally Accepted Accounting Principles (GAAP). This re-statement will remove a difference between U.S. and Canadian GAAP. Comparative results for the nine months ended November 30, 2000 reflect the re-statement.

For the nine month period ended November 30, 2001, sales revenue increased 26% to $98.5 million, up from $70.5 million for the nine months ended November 30, 2000. Net income for the nine months increased 199% to $5.27 million, or $0.30 per share, from $1.76 million, or $0.11 per share, for the same period last year.

The increase in sales for the nine months ended November 30, 2001 was driven by the nine-month contribution from the acquired operations of its computer products division, which was acquired as of December 1, 2000 and consequently did not contribute to the nine-month results last year.

The Company's commitment to cost management resulted in a reduction in operating expenses (sales & marketing, general & administrative and interest charges) as a percentage of sales from 16.2 for the three months ended November 30, 2000 to 13.5% for the three months ended November 30, 2001. Overall the Company's operating expenses (sales & marketing, general & administrative and interest charges) as a percentage of sales decreased from 16.5% for the nine months ended November 30, 2000 to 14.2% for the nine months ended November 30, 2001.

Profit margins remained strong throughout the first nine months of fiscal 2002 as the Company continues to realize the benefits of its diverse product lines in higher margin value-added products. Income before foreign exchange, income taxes and amortization increased 132% from $2.8 million for the nine months ended November 30, 2000 to $6.5 million for the nine months ended November 30, 2001.

"Our overall performance during the first nine months has been excellent, particularly given the current economic climate" states Commercial Consolidators Corp.'s Chief Executive Officer, Mr. Guy Jarvis. "We remain committed to growth as well as to stringent cost management and bottom-line profits."

ABOUT COMMERCIAL CONSOLIDATORS CORP.

Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-
800-968-1727; or visit the Company's website at www.commercialconsolidator.com

ON BEHALF OF THE BOARD OF DIRECTORS

"Guy Jarvis"
___________________________________
GUY JARVIS, Chief Executive Officer